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VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tom Kluck, Branch Chief
Erin Martin, Attorney-Advisor
Cicely LaMothe, Accounting Branch Chief
Yolanda Crittendon, Staff Accountant

Re:	Hudson Pacific Properties, Inc.
Amendment No. 5 to Registration Statement on Form S-11
File No. 333-164916

Ladies and Gentlemen:

On behalf of Hudson Pacific Properties, Inc. (the “Company” or “Hudson”), we have electronically transmitted for filing under separate cover, pursuant to Regulation S-T, Amendment No. 6 (“Amendment No. 6”) to the Company’s above-referenced Registration Statement on Form S-11, which was initially filed with the Securities and Exchange Commission (the “Commission”) on February 16, 2010 (the “Registration Statement”) and subsequently amended on April 9, 2010 (“Amendment No. 1”), May 12, 2010 (“Amendment No. 2”), June 3, 2010 (“Amendment No. 3”), June 11, 2010 (“Amendment No. 4”) and June 14, 2010 (“Amendment No. 5”). For your convenience, we have enclosed a courtesy package that includes five copies of Amendment No. 6, three of which have been marked to show changes from Amendment No. 5.

This letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission, received by facsimile on June 16, 2010 (the “Comment Letter”), with respect to the Registration Statement, and Amendment No. 6 has been revised to reflect the Company’s responses to the Comment Letter. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. All page numbers and captions in the responses below refer to Amendment No. 6, except as otherwise noted below.

Cover Page of Prospectus

1.	Please note that only the names of the lead or managing underwriters should appear on the cover page. Please revise accordingly and confirm that you will not include the names of the underwriters in the syndicate on the cover page in the final prospectus that you distribute to investors.

Response: The Company respectfully advises the Staff that the cover page of the preliminary prospectus contains only the names of lead or managing underwriters, and confirms to the Staff that the cover page of the final prospectus will not include the names of other underwriters in the syndicate.

Our Competitive Strengths, page 3

2.	We note your statement on page 3 that your senior management will own approximately 3.9% of your common stock on a fully diluted basis and the statement on page 5 that the Farallon Funds will own an approximate 37.7% beneficial interest in your company on a fully diluted basis. These percentages do not appear to correspond exactly with the percentages included in your ownership chart on page 15. Please revise or advise.

Response: The Company respectively advises the Staff that the numbers appearing in the ownership chart on page 15 are not calculated on a fully diluted basis, while the 3.9% and 37.7% numbers are calculated on a fully diluted basis. More specifically, the percentages in the chart with a line leading to the box representing Hudson Pacific Properties, Inc. reflect only actual outstanding shares of common stock (and do not reflect shares of common stock potentially issuable upon exchange of common and series A preferred units), and the percentages in the chart with a line leading to the triangle representing Hudson Pacific Properties, L.P. reflect only actual outstanding common operating partnership units (and do not reflect series A preferred units, as indicated in note (3) to the ownership chart).

We did note an error on page 15 in response to your comment regarding the 3.9% number on a fully diluted basis (which 3.9% number is correctly calculated). The 0.4% interest in Hudson Pacific Properties, L.P. reflected as a percentage of outstanding common units owned by Victor J. Coleman and Howard S. Stern on page 15 should be 2.6%; and the 2.9% interest in Hudson Pacific Properties, L.P. reflected as a percentage of outstanding common units owned by Other Continuing Investors Receiving Common Units in Our Operating Partnership should be 0.7%. We have revised pages 15 and 165 to correct the error.

Our Properties, page 7

3.	We have read and considered your response to comment 2 in our letter dated June 9, 2010. It is unclear how you calculated the annualized net effective rent per leased square foot for the 875 Howard Street uncommenced leases as well as the annualized net effective rent for the Technicolor Building and Tierrasanta. Given that net effective rent usually takes into consideration free rent periods and abatements, it would appear that annualized rent per leased square foot should be greater than the annualized net effective rent per leased square foot. Please advise.

Response: The Company respectfully advises the Staff that, as disclosed in the footnotes defining “annualized net effective rent per leased square foot” throughout the prospectus, the Company calculated net effective rents on a straight-line basis, factoring in abatements, free rent periods and contractual rent increases. This means the Company took the sum of all cash rents payable under the relevant lease over the entire life of the lease, and divided it by the lease term expressed in years, to come up with an average annual cash rent for the respective lease over the life of the lease that is net of the effect of abatements and free rent periods (and inclusive of contractual rent increases). This calculation reflects the Company’s understanding of the meaning of the term “average effective annual rental” as contained in Item 15(e) of Form S-11. In response to the Staff’s comment and in order to clarify the calculation, the Company has changed the heading and corresponding definition setting forth this calculation in Amendment No. 6 to be called “average annual net effective rent per leased square foot” rather than “annualized net effective rent per leased square foot” as presented in Amendment No. 5.

In contrast to the foregoing, “annualized rent” as defined in the prospectus is the base rent for the month ended March 31, 2010, before abatements and free rent periods, multiplied by 12. “Annualized rent” as defined is not based on straight lining, i.e., it is not an average cash rent over the life of the lease.

Because “net effective rent” is a straight-line calculation, if the lease in question is at the beginning of, or less than half way through, its term and contains fixed annual contractual rent increases over the life of the lease, the net effective rent (i.e. average cash rent over the life of the lease, net of abatements and free rent periods) of the lease can be higher than the current “annualized rent” (i.e., base rent for the month ended March 31, 2010, before abatements and free rent periods, multiplied by 12). Conversely, if the lease in question is more than halfway through its life, the “net effective rent” will likely be lower than the current “annualized rent.”

In the case of the uncommenced leases at the 875 Howard Street property, the above calculations are being done at the inception of the leases. In the case of the Technicolor Building, which is a single-tenant property, the above calculations are being done as of a date less than two years into a ten year lease. In the case of the Tierrasanta property, the leases have a weighted average remaining life of 40 months and the typical lease term for the building is five years, or 60 months. Thus, in the case of each of the foregoing properties, the “average annual net effective rent” under such leases is higher than the “annualized rent” under such leases.

The Company believes that “average annual net effective rent per leased square foot” as currently presented in the preliminary prospectus is a very useful piece of information to investors because it presents average cash rent data over the entire life of a lease, and informs investors as to the magnitude of free rent periods, abatements and contractual rent increases. In addition, it allows investors to determine whether the current “annualized rent” of a lease is below or above the average rent that will be provided by the lease over its entire life.

In order to address the Staff’s comment and provide further useful information to investors, the Company has added disclosure in footnotes (3) and (4) of the table on pages 7 and 97 to provide two additional pieces of information – “Annualized Rent, Net of Abatements” and “Annualized Rent, Net of Abatements, Per Leased Square Foot” for each of the office properties in its portfolio. “Annualized Rent, Net of Abatements” is calculated as Annualized Rent (as defined) for the relevant property, net of abatements for that property. “Annualized Rent, Net of Abatements, Per Leased Square Foot” is the same calculation expressed on a per square foot basis. The Company believes this additional data will show investors actual annualized cash rents for the month ended March 31, 2010, net of abatement, and when taken together with “Average Annual Net Effective Rent Per Leased Square Foot” will allow investors to determine not only the magnitude of actual current abatements, but the magnitude of abatements over the entire life of the leases for each such property. Moreover, the Company believes this presentation complies with the form requirements of Form S-11.

Formation Transactions, page 9

4.	We note that, pursuant to separate contribution agreements, your operating partnership will acquire a 100% ownership interest in the initial properties in exchange for shares of common stock, common units, series A preferred units and cash. Please revise your disclosure on page 9 to provide the aggregate amount of (i) common stock, (ii) common units, (iii) series A preferred units and (iv) cash.

Response: The Company has revised its disclosure on pages 10 and 158 in response to the Staff’s comment.

Distribution Policy, page 52

5.	We note the revisions made to address comment 4 in our letter dated June 9, 2010. Since your disclosure now represents the actual contractual obligations for tenant improvements, we are unclear why you have continued to include a tabular disclosure of the average tenant improvement costs and leasing commissions in your footnote as this information does not support the amounts included in your distribution table. Please revise.

Response: The Company has revised its disclosure in footnote 6 on page 55 to remove the tabular disclosure of the historical average tenant improvement costs and leasing commissions.

6.	We have read and considered your response to comment 7 in our letter dated June 9, 2010. We note on page 51 that you have indicated that management has executed a term sheet with the current lenders to extend the maturity under this loan through March 14, 2011. Please revise your disclosure to state, if true, that management executed a loan agreement with the lender extending the maturity date of the loan.

Response: The Company respectfully advises the Staff that the loan extension that was referenced in the Company’s response to comment 7 in the Staff’s letter dated June 9, 2010 (and which is reflected elsewhere in the prospectus) was entered into on June 10, 2010 and relates to the $37 million mortgage loan on the Sunset Bronson property. The loan referenced on page 51 in the “Use of Proceeds” section is the $115 million mortgage loan relating to the Sunset Gower property and the Technicolor Building. This loan has not been extended other than pursuant to the term sheet mentioned on page 51. However, this loan will be repaid with offering proceeds and so will not be outstanding during the 12 months ending March 31, 2011 covered by the magic page.

7.	Further to our comment above, at a minimum footnote disclosure or expanded disclosure to the preamble of your distribution table should be made to discuss the maturity date of the loan and the company’s executed agreement to extend the maturity.

Response: The Company has revised its disclosure on page 52 in response to the Staff’s comment.

Dilution, page 57

8.	Refer to footnote (1). Please disclose the number of shares of the company’s common stock that will be held by the continuing investors in the Hudson Pacific Predecessor that was used in calculating net tangible book value.

Response: The Company has revised its disclosure in footnote 1 on page 57 in response to the Staff’s comment.

Hudson Pacific Properties, Inc.

Notes to Pro Forma Consolidated Financial Statements

Adjustment E, page F-9

9.	As previously requested in our letters dated April 9, 2010, and May 12, 2010, please disclose the estimated number of shares used to calculate gross proceeds. Similarly, expand note (II) to present a reconciliation demonstrating how you determined the number of pro forma weighted average shares outstanding.

Response: The Company has revised its disclosure in Adjustment E on page F-9 and note (II) on page F-15 in response to the Staff’s comment.

* * * *

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Julian T.H. Kleindorfer
Julian T.H. Kleindorfer of LATHAM & WATKINS LLP

Enclosures

cc:	Victor J. Coleman, Hudson Pacific Properties, Inc.
Howard S. Stern, Hudson Pacific Properties, Inc.
Bradley A. Helms, Esq., Latham & Watkins LLP
David W. Bonser, Esq., Hogan Lovells US LLP
Samantha S. Gallagher, Esq., Hogan Lovells US LLP